FMR LLC

245 Summer Street

Boston MA 02210

401 292-4709

VIA EDGAR AND EMAIL

April 20, 2022

Mr. Sonny Oh

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:	Fidelity Investments Life Insurance Company (“FILI”)

Fidelity Investments Variable Annuity Account I (the “Registrant”)

Post-Effective Amendment to Form N-4 Registration Statement

File Nos. 33-54926 and 811-05315 (the “Registration Statement”)

Dear Mr. Oh:

The following correspondence is in response to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received on April 13, 2022, in connection with the Correspondence Filing for the Registration Statement that was filed with the SEC on April 4, 2022.

As requested, we are filing blacklined pages of the Prospectus and Statement of Additional Information reflecting the changes that we have made to address the Staff’s most recent comments.

In addition, please note:

•

We confirm all material state and intermediary-specific variations to the product are disclosed in the Prospectus. As discussed, we do not view state variations related to the free look period to be material, since the product has been closed for years and the free look period is no longer applicable.

•

As discussed on April 13, content describing the material factors that determine the level of variable annuity income payments (required by Item 9(a) of N-4) is included in the Prospectus under “Variable Annuity Income” within section 4(b). Fixed, Variable or Combination Annuity Income.

•

As discussed on April 14, we revised the content that had been under “Insurance Company Risks” within 1. Principal Risks of Investing in the Contract of the prospectus, as our Actuarial department pointed out that the way we were using the phrase “funded by our general account” was not entirely accurate. Also, per the Staff’s comment, we moved this content so that it is now under “FILI” within section 2(a). FILI and the Variable Account.

We would appreciate your review of these revisions at your earliest convenience.

Very truly yours,

Dawn Checrallah

Senior Compliance Advisor

Fidelity Investments Life Insurance Company